                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                 AMENDMENT NO. 5

                             UNITED AUTO GROUP, INC.
                                (Name of Issuer)

                   COMMON STOCK (PAR VALUE $0.0001 PER SHARE)
                         (Title of Class of Securities)

                                   909440 10 9
                                 (CUSIP Number)

                      MR. FUMIAKI MIYAMOTO, GENERAL MANAGER
                             THE AMERICAS DEPARTMENT
                          FIRST MOTOR VEHICLES DIVISION
                             MACHINERY BUSINESS UNIT
                               MITSUI & CO., LTD.
                             2-1 OHTEMACHI 1-CHOME,
                             CHIYODA-KU TOKYO, JAPAN
                            (PHONE) + 81-3-3285-4394

                       MR. SHIGEO ENOMOTO, GENERAL MANAGER
                          DETROIT MACHINERY DEPARTMENT
                               MACHINERY DIVISION
                           MITSUI & CO. (U.S.A.), INC.
                                 DETROIT OFFICE
                          1000 TOWN CENTER, SUITE 1900
                              SOUTHFIELD, MI 48075
                              (PHONE) 248-948-4171

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                    Copy to:
                                   EZRA BORUT
                            DEBEVOISE & PLIMPTON LLP
                                919 THIRD AVENUE
                               NEW YORK, NY 10022
                                 (212) 909-6000

                               SEPTEMBER 14, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                         (Continued on following pages)

                                  SCHEDULE 13D

                                                           CUSIP NO. 909440 10 9
--------------------------------------------------------------------------------
(1)  NAME OF REPORTING PERSON
     Mitsui & Co., Ltd.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     98-0110185
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (A) [X]
                                                                         (B) [ ]
--------------------------------------------------------------------------------
(3)  SEC USE ONLY
--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS
     WC
--------------------------------------------------------------------------------
(5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)                                                      [ ]
--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Japan
--------------------------------------------------------------------------------
               (7)  SOLE VOTING POWER
                    0
  NUMBER OF    -----------------------------------------------------------------
   SHARES      (8)  SHARED VOTING POWER
BENEFICIALLY        15,559,217 (1)
  OWNED BY     -----------------------------------------------------------------
    EACH       (9)  SOLE DISPOSITIVE POWER
  REPORTING         0
 PERSON WITH   -----------------------------------------------------------------
               (10) SHARED DISPOSITIVE POWER
                    15,559,217 (1)
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     15,559,217 (2)
--------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES       [X]
     (2)
--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     16.5%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------
(1) On June 1, 2006, United Auto Group, Inc. (the "Company") effected a two-for-one split of its voting common stock, par value $0.0001 per share (the "Common Stock"), in the form of a stock dividend. Shareholders of the Company of record as of May 11, 2006 received one additional share for each share then owned. All share and per share information in this Amendment No. 5 to Schedule 13D ("Amendment No. 5") reflects the stock split.

(2) To the extent that the parties to the Stockholders Agreement, dated March 26, 2004, by and among the Reporting Persons, International Motor Cars Group I, L.L.C., International Motor Cars Group II, L.L.C., Penske Corporation and Penske Automotive Holdings Corp. (the "Stockholders Agreement") may be deemed to constitute a "group" within the meaning of
     Section 13(d) of the Exchange Act, and the Reporting Persons may be deemed to share beneficial ownership of the shares of Common Stock owned by the other stockholder parties to the Stockholders Agreement, the Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock held by such other parties.

                                                           CUSIP NO. 909440 10 9
--------------------------------------------------------------------------------
(1)  NAME OF REPORTING PERSON
     Mitsui & Co. (U.S.A.), Inc.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     13-2559853
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (A) [X]
                                                                         (B) [ ]
--------------------------------------------------------------------------------
(3)  SEC USE ONLY
--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS
     WC
--------------------------------------------------------------------------------
(5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)                                                      [ ]
--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     New York
--------------------------------------------------------------------------------
               (7)  SOLE VOTING POWER
                    0
  NUMBER OF    -----------------------------------------------------------------
   SHARES      (8)  SHARED VOTING POWER
BENEFICIALLY        15,559,217 (1)
  OWNED BY     -----------------------------------------------------------------
    EACH       (9)  SOLE DISPOSITIVE POWER
  REPORTING         0
 PERSON WITH   -----------------------------------------------------------------
               (10) SHARED DISPOSITIVE POWER
                    15,559,217 (1)
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     15,559,217 (2)
--------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES       [X]
     (2)
--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     16.5%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

(1) On June 1, 2006, the "Company effected a two-for-one split of its Common Stock in the form of a stock dividend. Shareholders of the Company of record as of May 11, 2006 received one additional share for each share then owned. All share and per share information in this Amendment No. 5 reflects the stock split.

(2) To the extent that the parties to the Stockholders Agreement may be deemed to constitute a "group" within the meaning of Section 13(d) of the Exchange Act, and the Reporting Persons may be deemed to share beneficial ownership of the shares of Common Stock owned by the other stockholder parties to the Stockholders Agreement, the Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock held by such other parties.

     This Amendment No. 5 amends and supplements the statement on Schedule 13D initially filed by the Reporting Persons on April 11, 2003, as amended by Amendment No. 1 filed on April 25, 2003, by Amendment No. 2 filed on February 17, 2004, by Amendment No. 3 filed on March 26, 2004, and by Amendment No. 4 filed on January 27, 2006 (the "Statement"). Information reported in the Statement remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 5. Capitalized terms used and not defined in this Amendment No. 5 shall have the meanings set forth in the Statement.

ITEM 2. IDENTITY AND BACKGROUND

     Item 2 of the Statement is hereby amended and supplemented as follows:

     Information with respect to the directors and executive officers of the Reporting Persons set forth in Annex A to the Statement is hereby amended and restated in its entirety as set forth in Annex A to this Amendment No. 5, and is incorporated herein by reference.

     A joint filing agreement has been filed as Exhibit 11 to this Statement pursuant to Rule 13d-1(k) promulgated under the Exchange Act.

ITEM 4. PURPOSE OF TRANSACTION

     Item 4 of the Statement is hereby amended and supplemented as follows:

     On September 14, 2006, the Reporting Persons completed the acquisition of a total of 1,116,519 shares of Common Stock of the Company for an aggregate purchase price of US$23,379,907.86, or US$20.94 per share. The acquisition of the shares was made pursuant to, and in accordance with the terms and conditions of, the Purchase Agreements (the "Purchase Agreements," and each separately, a "Purchase Agreement"), dated September 14, 2006, by and among the Reporting Persons, the selling shareholder specific to each Purchase Agreement (together, the "Sellers," and each, a "Seller") and Penske Corporation, a Delaware corporation. See also Item 6 to this Amendment No. 5, which is incorporated herein by reference.

     The shares of Common Stock reported by the Reporting Persons were acquired for the purpose of investment. Prior to entering into the Purchase Agreements, the Reporting Persons owned in the aggregate 14,442,698 shares of Common Stock, which they acquired in negotiated transactions from the Company and from stockholders of the Company. This share number reflects the two-for-one split effected by the Company of its Common Stock on June 1, 2006. Shareholders of the Company of record as of May 11, 2006 received one additional share for each share then owned. All share and per share information in this Amendment No. 5 reflects the stock split.

     The Reporting Persons may in the future seek to acquire, alone or in conjunction with others, additional shares of Common Stock, through open market purchases, negotiated transactions, tender offer, merger or otherwise. Future purchases will depend on market, business and economic conditions, availability of capital, factors relating to the Company (including the market price of the Common Stock) and other factors that the Reporting Persons may consider relevant. The Reporting Persons may seek at any time to dispose of all or a portion of their shares of Common Stock, through open market transactions, negotiated transactions or otherwise. Future sales will depend on the factors set forth above. There can be no assurance that the Reporting Persons will purchase any additional shares of Common Stock or dispose of any shares of Common Stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) The Reporting Persons beneficially own, within the meaning of Rule 13d-3 under the Exchange Act, an aggregate of 15,559,217 shares of Common Stock, after giving effect to the acquisition reported in this Amendment No. 5. The Common Stock owned by the Reporting Persons constitutes approximately 16.5% of the Common Stock issued and outstanding after giving effect to the acquisition reported in this Amendment No. 5, computed on the basis of 94,433,455 shares of Common Stock issued and outstanding as of August 2, 2006 (as set forth in the Company's quarterly report on Form 10-Q for the quarterly period ended June 30,
2006). To the Reporting Persons' knowledge, other persons named in Item 2 do not beneficially own, within the meaning of Rule 13d-3 under the Exchange Act, any Common Stock.

     To the extent that the parties to the Stockholders Agreement may be deemed to constitute a "group" within the meaning of Section 13(d) of the Exchange Act, and the Reporting Persons may be deemed to share beneficial ownership of the shares of Common Stock owned by the other stockholder parties to the Stockholders Agreement, the Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock held by such other parties.

     (b) Mitsui Japan and Mitsui USA have the shared power to vote (or to direct the vote) and to dispose (or direct the disposition) of 15,559,217 shares of Common Stock, after giving effect to the acquisition reported in this Amendment No. 5.

     (c) No transactions in the Common Stock were effected during the past sixty days by the Reporting Persons.

     (d) None.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Item 6 of the Statement is hereby supplemented as follows:

     Purchase Agreements

     On September 14, 2006, the Reporting Persons, the applicable Seller under each Purchase Agreement and Penske Corporation entered into twenty-six separate Purchase Agreements pursuant to which the Reporting Persons, subject to the terms and conditions of the respective Purchase Agreement, agreed to purchase from the respective Seller shares of Common Stock issued to such Seller by Penske Associates, LLC, a Delaware limited liability company (or, in the case of James Hislop, issued to such Seller by Penske Capital Partners LLC, a Delaware limited liability company ("Penske Capital LLC")), for a total purchase by the Reporting Persons of 1,116,519 shares of Common Stock, or approximately 1.2% of the Company, for an aggregate purchase price of US$23,379,907.86, or US$20.94 per share. With respect to these transactions,

Mitsui Japan purchased 893,215 of the subject shares, representing approximately 0.9% of the Company, and Mitsui USA purchased 223,304 of the subject shares, representing approximately 0.2% of the Company. Mitsui USA is a wholly-owned subsidiary of Mitsui-Japan. In certain cases, not all shares of Common Stock distributed by Penske Associates, LLC to a Seller pursuant to the respective Purchase Agreement were purchased exclusively by the Reporting Persons, and in such cases, the balance of such shares were purchased by Penske Corporation. A form of the Purchase Agreement substantially identical to the Purchase Agreements executed by the above-referenced parties (other than James Hislop) is attached as Exhibit 12 hereto and is incorporated herein by reference. The Purchase Agreement executed by James Hislop is attached as Exhibit 13 hereto and is incorporated herein by reference.

     Penske Letter Agreement

     On September 14, 2006, the Reporting Persons and Penske Corporation entered into a letter agreement (the "Penske Letter Agreement"). The Penske Letter Agreement is attached as Exhibit 14 hereto and is incorporated herein by reference. Pursuant to the Penske Letter Agreement, Penske Corporation makes certain representations and warrants to the Reporting Persons with respect to itself, Penske Associates, LLC and Penske Capital LLC, including that to the best knowledge of Penske Corporation after all necessary diligence (including, without limitation, all necessary inquiries of Penske Associates, LLC and Penske Capital LLC), each Seller's membership interest in Penske Associates, LLC and Penske Capital LLC are free and clear of any and all Liens (as defined in the Purchase Agreements), encumbrances, options and claims, and upon delivery of and payment for the Common Stock at the closing of the transactions, the Reporting Persons will acquire good and valid title to all of the Common Stock purchased thereunder, free and clear of any and all Liens, encumbrances, options and claims.

     Paying Agent Letter Agreement

     On September 14, 2006, the Reporting Persons and Penske Corporation, as paying agent (the "Paying Agent"), entered into a letter agreement (the "Paying Agent Letter Agreement"). The Paying Agent Letter Agreement is attached as
Exhibit 15 hereto and is incorporated herein by reference. Pursuant to the Paying Agent Letter Agreement, the Paying Agent acknowledges and confirms the obligations of the Reporting Persons to pay the purchase prices pursuant to the Purchase Agreements to the Paying Agent at the closing of the transactions.

     PA Letter Agreement

     On September 14, 2006, the Reporting Persons, Penske Corporation, International Motor Cars Group I, L.L.C., International Motor Cars Groups II, L.L.C. and Penske Automotive Holdings Corp. entered into a letter agreement (the "PA Letter Agreement"). The PA Letter Agreement is attached as Exhibit 16 hereto and is incorporated herein by reference. Pursuant to the PA Letter Agreement, the parties thereto agree that upon execution of the Purchase Agreements and the closing of the respective transactions thereunder, the Reporting Persons shall have Beneficial Ownership (as defined in the purchase agreement, dated February 16, 2004, between the Reporting Persons, International Motor Cars Group I, L.L.C., International Motor Cars Group II, L.L.C., Penske Corporation, Penske Automotive Holdings Corp. and the Company (the "2004 Purchase Agreement," previously filed with the Securities and Exchange Commission (the "Commission") on February 17, 2004 as Exhibit 6 to Amendment No. 2 on Schedule 13D/A)) of the Common Stock purchased thereby and will exercise the rights associated with such Beneficial Ownership under the 2004 Purchase Agreement, and specifically Article VI ("Covenants") thereof.

     Stockholders Letter Agreement

     On September 14, 2006, the Reporting Persons, Penske Corporation, International Motor Cars Group I, L.L.C., International Motor Cars Groups II, L.L.C. and Penske Automotive Holdings Corp. entered into a letter agreement (the "Stockholders Letter Agreement"). The Stockholders Letter Agreement is attached as Exhibit 17 hereto and is incorporated herein by reference. Pursuant to the Stockholders Letter Agreement, the parties thereto agree that upon execution of the Purchase Agreements and the closing of the respective transactions thereunder, the Reporting Persons shall have Beneficial Ownership (as defined in the stockholders agreement, dated March 26, 2004, among International Motor Cars Group I, L.L.C., International Motor Cars Group II, L.L.C., the Reporting Persons, Penske Corporation and Penske Automotive Holdings Corp. (the "2004 Stockholders Agreement," filed herein as Exhibit 18 and a form of which was previously filed with the Commission on February 17, 2004 as Exhibit 8 to Amendment No. 2 on Schedule 13D/A)) of the Common Stock purchased thereby and the Reporting Persons shall by virtue of their Beneficial Ownership of the Common Stock be subject to the 2004 Stockholders Agreement, and specifically Articles II ("Voting Agreements") and III ("Transfer Restrictions") thereof.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Exhibit 11 Joint Filing Agreement, dated September 14, 2006, between the Reporting Persons.

     Exhibit 12 Form of Purchase Agreement among the Reporting Persons, the selling shareholder specified therein and Penske Corporation.

     Exhibit 13 Purchase Agreement among the Reporting Persons, James Hislop and Penske Corporation.

     Exhibit 14 Letter Agreement, dated September 14, 2006, between the Reporting Persons and Penske Corporation.

     Exhibit 15 Letter Agreement, dated September 14, 2006, between the Reporting Persons and Penske Corporation, as paying agent.

     Exhibit 16 Letter Agreement, dated September 14, 2006, among the Reporting Persons, Penske Corporation, International Motor Cars Group I, L.L.C., International Motor Cars Groups II, L.L.C. and Penske Automotive Holdings Corp.

     Exhibit 17 Letter Agreement, dated September 14, 2006, among the Reporting Persons, Penske Corporation, International Motor Cars Group I, L.L.C., International Motor Cars Groups II, L.L.C. and Penske Automotive Holdings Corp.

     Exhibit 18 Stockholders Agreement, dated March 26, 2004, by and among the Reporting Persons, International Motor Cars Group I, L.L.C., International Motor Cars Group II, L.L.C., Penske Corporation and Penske Automotive Holdings Corp. (form of this Stockholders Agreement was filed with the Commission on February 17, 2004 as Exhibit 8 to Amendment No. 2 on Schedule 13D/A).

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 14, 2006

                                        MITSUI & CO., LTD.


                                        By: /s/ Tatsuo Nakayama
                                            ------------------------------------
                                        Name: Tatsuo Nakayama
                                        Title: General Manager
                                               First Motor Vehicles Division


                                        MITSUI & CO. (U.S.A.), INC.


                                        By: /s/ Kazuki Okamura
                                            ------------------------------------
                                        Name: Kazuki Okamura
                                        Title: Senior Vice President and General
                                               Manager

                                    ANNEX A

         Unless otherwise indicated below, the business address of the directors and executive officers of Mitsui Japan is 2-1 Ohtemachi, 1-Chome, Chiyoda-Ku, Tokyo, Japan and the business address of the directors and executive officers of Mitsui USA is 200 Park Avenue, New York, New York 10166-0130, USA. Each occupation set forth opposite such person's name refers to employment with the Reporting Persons. To the Reporting Persons' knowledge, none of the directors or executive officers of Mitsui Japan nor the directors or executive officers of Mitsui USA has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws. Unless otherwise indicated, each of the directors and executive officers of Mitsui Japan and Mitsui USA is a citizen of Japan. There are no controlling persons or executive officers or directors of other corporations or other persons ultimately in control of Mitsui Japan or Mitsui USA.

Directors and Executive Officers of Mitsui Japan

                                                                                 Number of Shares of
                                  Occupation and                                 Common Stock
Name                              Business Address                               Beneficially Owned
----                              ----------------                               -------------------
Nobuo Ohashi                                                                               --
                                  Chairman and Director
Shoei Utsuda                      President and Chief Executive Officer                    --
Tetsuya Matsuoka                  Executive Director                                       --
                                  Executive Vice President
Masataka Suzuki                   Executive Director                                       --
                                  Executive Vice President
Hiroshi Tada                      Executive Director                                       --
                                  Executive Vice President
Yasunori Yokote                   Executive Director                                       --
                                  Senior Executive Managing Officer
Kazuya Imai                       Executive Director                                       --
                                  Senior Executive Managing Officer
Hiroshi Ito                       Executive Director                                       --
                                  Senior Executive Managing Officer
Akishige Okada                    Director                                                 --
Akira Chihaya                     Director                                                 --



Nobuko Matsubara                  Director                                                 --
Gempachiro Aihara  (1)            Executive Vice President                                 --
Toshihiro Soejima  (2)            Senior Executive Managing Officer                        --
Motokazu Yoshida  (3)             Senior Executive Managing Officer                        --
Ken Abe  (4)                      Senior Executive Managing Officer                        --
Yoshiyuki Izawa  (5)              Executive Managing Officer                               --
Osamu Mori                        Executive Managing Officer                               --
Satoru Miura  (6)                 Executive Managing Officer                               --
Takao Sunami                      Executive Managing Officer                               --
Junichi Matsumoto                 Executive Managing Officer                               --
Shunichi Miyazaki                 Executive Managing Officer                               --
Shinjiro Ogawa                    Executive Managing Officer                               --
Toshimasa Furukawa                Executive Managing Officer                               --
Jitsuro Terashima                 Executive Managing Officer                               --
Motonori Murakami                 Executive Managing Officer                               --
Koji Nakamura                     Executive Managing Officer                               --
Kenichi Yamamoto                  Executive Managing Officer                               --

(1) Business address is 16 Raffles Quay #29-00, Hong Leong Building, Singapore 048581, The Republic of Singapore.

(2) Business address is 34th Floor, CWTC Tower 1, No.1 Jianguomenwai Avenue, Beijing, 100004 China.

(3)  Business address is 200 Park Avenue, New York, New York 10166-0130, USA.

(4)  Business address is 24 King William Street, London EC4R 9AJ, United
     Kingdom.

(5) Business address is 3-33 Nakanoshima 2-Chome, Kita-ku, Osaka-shi, Osaka-fu, Japan.

(6) Business address is 16-21 Meieki Minami 1-Chome, Nakamura-ku, Nagoya-shi, Aichi-ken, Japan.

Directors and Executive Officers of Mitsui USA

                                                                                 Number of Shares of
                                  Occupation and                                 Common Stock
Name                              Business Address (1)                           Beneficially Owned
----                              ----------------                               -------------------
Kazuya Imai (2)                   Director                                                 --
Motokazu Yoshida                  President, Chief Executive Officer                       --
                                  and Director
Osamu Koyama                      Executive Vice President and Director                    --
Michael H. Voss (3) (4)           Executive Vice President                                 --
Yuichi Aoki                       Senior Vice President, Chief Administrative              --
                                  Officer and Director
Keigo Matsubara                   Senior Vice President, Chief Financial                   --
                                  Officer and Director
Yoneji Ishikawa                   Senior Vice President and Chief Compliance               --
                                  Officer
Ichizo Kutsukake                  Senior Vice President                                    --
Yasushi Takahashi                 Senior Vice President                                    --
Toshiaki Muramatsu                Senior Vice President                                    --
Kazuki Okamura                    Senior Vice President                                    --
Masaaki Miura                     Senior Vice President                                    --
Shinji Tsuchiya                   Senior Vice President                                    --
Taku Morimoto                     Senior Vice President                                    --
Noriaki Sakamoto                  Senior Vice President                                    --
Yasunari Yamamoto                 Senior Vice President                                    --
Kazuhiko Fukuchi                  Senior Vice President                                    --
Bunji Shinoda                     Senior Vice President                                    --
Isao Ueda                         Senior Vice President                                    --
Kenichi Hori                      Senior Vice President                                    --
Alan Getz (4)                     Vice President                                           --
Osamu Toriumi (5)                 Corporate Secretary                                      --


(1) The business address for all persons listed is 200 Park Avenue, New York, New York 10166-0130, USA, except for Mr. Imai and Mr. Voss, whose business addresses are listed in footnotes (2) and (3), respectively, below.

(2)  Business address is 2-1 Ohtemachi, 1-Chome, Chiyoda-Ku, Tokyo, Japan.

(3) Business address is 601 South Figueroa Street, Suite 1900, Los Angeles, California 90017-5723, USA.

(4)  Citizen of USA.

(5) Effective September 15, 2006, Mr. Haruo Hirano replaced Mr. Osamu Toriumi as Corporate Secretary.